UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934


                           ECOGEN INC.
                        (Name of Issuer)


             COMMON STOCK, par value $0.01 per share
                 (Title of Class of Securities)


                           278864 20 2
                         (CUSIP Number)


                        February 15, 2000
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)



                      CUSIP No. 278864 20 2

1.   Name of Reporting Person:  The Dow Chemical Company
     I.R.S. Identification No. of the Above Person:  38-1285128

2.   Check the Appropriate Box if a Member of a Group: (a) [  ]
                                                       (b) [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Delaware

Number of           5.   Sole Voting Power:  1,351,351
Shares
Beneficially        6.  Shared Voting Power:  0
Owned by Each
Reporting Person    7.   Sole Dispositive Power:  1,351,351
With
                    8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,351,351

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  [  ]

11.  Percent of Class Represented by Amount in Row (9):  12.9 %

12.  Type of Reporting Person:  CO

Item 1.

     (a)  Name of Issuer:  Ecogen Inc.
     (b)  Address of Issuer's Principal Executive
          Offices:  2000 Cabot Boulevard, Suite 170
                    West Langhorne, PA 19047

Item 2.

     (a)  Name of Person Filing:  The Dow Chemical Company
     (b)  Address of Principal Business Office:  2030 Dow Center
                                                 Midland, MI 48674
     (c)  Citizenship:  Delaware
     (d)  Title of class of Securities:  Common Stock, par value
                                         $0.01 per share
     (e)  CUSIP No.:  278864 20 2

Item 3.    Status of Person Filing.

     Not applicable

Item 4.  Ownership.

     (a)  Amount beneficially owned:  1,351,351

     (b)  Percent of class:  12.9 %

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 1,351,351

          (ii) Shared power to vote or to direct the vote:  -0-

          (iii)     Sole power to dispose or to direct the disposition
                    of:  1,351,351

          (iv) Shared power to dispose or to direct the disposition of:  -0-

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported or by the Parent Holding Company or Control Person.

     The Filing Person holds its ownership interest in the Issuer through its ultimately wholly owned subsidiary, Mycogen
     Corporation.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable

Item 9.  Notice of Dissolution of Group.

     Not applicable

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 2000          THE DOW CHEMICAL COMPANY



                                   By:       /S/ G.E.MERSZEI
                                   Name:     G. E. Merszei
                                   Title:    Vice President and
                                             Treasurer